UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.13)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 284,052

	8.	Shared Voting Power

	9.	Sole Dispositive Power 284,052

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,052

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.19

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 283,612

	8.	Shared Voting Power

	9.	Sole Dispositive Power 283,612

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,612

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.18

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 337,086

	8.	Shared Voting Power

	9.	Sole Dispositive Power 337,086

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,086

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.60

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,239

	8.	Shared Voting Power

	9.	Sole Dispositive Power 210,239

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,239

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.62

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Chewy Gooey Cookies, LP 20-4605223

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 134,449

	8.	Shared Voting Power

	9.	Sole Dispositive Power 134,449

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,449

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.04

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,714

	8.	Shared Voting Power

	9.	Sole Dispositive Power 103,714

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,714

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.85

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,420,773

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,420,773

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,773

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 10.94

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Harold Schechter ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,510

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,510

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,510

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.04

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Raymond Vanaria ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,007

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,007

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,007

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.08

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Dennis Pollack ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,144

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,144

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,144

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.12

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007 and Amendment No. 12 was filed on July 18, 2008 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

Berggruen Holdings North America Ltd., a Reporting Person, sold 256,725 shares constituting all the shares owned of the Issuer and has ceased to be a Reporting Person.  All of the shares were sold to entities controlled by Seidman.  (For details, please see attached Schedule B.)

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on August 21, 2008 the Reporting Persons owned beneficially an aggregate of 1,452,434 shares of Common Stock which constituted approximately 11.18% of the 12,986,589 shares of Common Stock outstanding as disclosed in the Company's Form 10Q for the period ended June 30, 2008.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2008

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

Schedule A

Entity	Date Purchased	Cost per Share	Total Cost	Number of Shares Purchased

SAL	7/30/2008	9.1089	$20,440.40	2,244
SAL	8/1/2008	10.0603	$18,812.75	1,870
SAL	8/15/2008	10.8771	$101,668.62	9,347
SAL	8/21/2008	10.9500	$590,117.40	53,892
Total			$731,039.17	67,353

SIP	7/30/2008	9.1089	$20,394.90	2,239
SIP	8/1/2008	10.0603	$18,772.55	1,866
SIP	8/15/2008	10.8771	$101,505.50	9,332
SIP	8/21/2008	10.9500	$589,197.60	53,808
Total			$729,870.55	67,245

SIP II	7/30/2008	9.1072	$25,409.00	2,790
SIP II	8/1/2008	10.0582	$23,385.32	2,325
SIP II	8/15/2008	10.8767	$126,452.75	11,626
SIPII	8/21/2008	10.9500	$700,285.35	63,953
Total			$875,532.42	80,694

LSBK	7/30/2008	9.1103	$17,701.30	1,943
LSBK	8/1/2008	10.0620	$16,290.30	1,619
LSBK	8/12/2008	10.9709	$17,553.44	1,600
LSBK	8/14/2008	10.9205	$20,749.00	1,900
LSBK	8/15/2008	10.8775	$88,053.12	8,095
LSBK	8/21/2008	10.9500	$215,463.15	19,677
Total			$375,810.31	34,834

Broad Park	7/30/2008	9.1000	$25,334.40	2,784
Broad Park	8/1/2008	10.0496	$23,315.07	2,320
Broad Park	8/12/2008	10.9584	$17,533.44	1,600
Broad Park	8/14/2008	10.9205	$20,749.00	1,900
Broad Park	8/15/2008	10.8767	$126,170.00	11,600
Broad Park	8/21/2008	10.9500	$436,762.65	39,887
Total			$649,864.56	60,091

Harold Schechter	8/7/2008	10.7500	$37,625.00	3,500
Total			$37,625.00	3,500

Chewy	7/30/2008	9.0600	$21,426.90	2,365
Chewy	8/21/2008	10.9500	$279,312.60	25,508
Total			$300,739.50	27,873

Raymond Vanaria & Family	8/1/2008	10.0496	$25,124.00	2,500
Total			$25,124.00	2,500

Dennis Pollack & Family	8/20/2008	10.7500	$32,582.38	3,000
Total			$32,582.38	3,000

Seidman Clients	8/14/2008	10.7500	$4,300.00	400
Seidman Clients	8/15/2008	10.7500	$2,483.25	231
Seidman Clients	8/19/2008	10.7500	$25,466.75	2,369
Total			$32,250.00	3,000

Schedule B

Entity	Date Sold	Cost per Share	Sales Price	Number of Shares Sold

Berggruen Holdings	8/21/2008	10.95	$290,117.40	53,892
Berggruen Holdings	8/21/2008	10.95	$589,197.60	53,808
Berggruen Holdings	8/21/2008	10.95	$700,285.35	63,953
Berggruen Holdings	8/21/2008	10.95	$215,463.15	19,677
Berggruen Holdings	8/21/2008	10.95	$436,762.65	39,887
Berggruen Holdings	8/21/2008	10.95	$279,312.60	25,508
Total			$2,811,138.75	256,725